

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

Via E-mail
Mr. David M. Khani
Chief Financial Officer
CONSOL Energy Inc
CNX Center
1000 Consol Energy Drive
Canonsburg, PA 15317-6506

Re: CONSOL Energy Inc
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 7, 2013
File No. 001-14901

Dear Mr. Khani:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

General

1. In your letter dated April 30, 2012, in response to our prior comments 2, 4 and 7 from our letter dated April 20, 2012, you agreed to expand your disclosure in your 2012 Form 10-K. Specifically:

   - in response to our prior comment 2, you indicated you would revise your disclosure of reserves to comply with Item 1202(a)(7) of Regulation S-K;

- in response to our prior comment 4, you indicated you would revise your inventory accounting policy to clarify if depreciation, depletion and amortization are included in your inventoried costs; and,

- in response to our prior comment 7, you indicated you would revise your segment disclosure to comply with FASB ASC 280-10-50-22

We are unable to identify the expanded disclosures that are responsive to our comments. Please show us where such revisions were made or revise.

Financial Statements and Supplementary Data
Note 10 – Property, Plant and Equipment, page 145

2.   We note you disclose that certain capitalized amounts related to "properties where mining or drilling operations have not yet commenced or have ceased"are not amortized. Please tell us the amount specifically related to properties where mining or drilling operations have ceased, and quantify the amounts related to mining activities separately from the amounts related to oil and gas producing activities. For individually significant projects, please also tell us the status of the operations and why you continue to carry the capitalized amounts subsequent to the cessation of mining or drilling operations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining